Exhibit 99.2


                                  PETER R. GOSS
                              963 VALLEY VIEW DRIVE
                      MEADOWBROOK, PENNSYLVANIA 19046-1317

                                                                  5 October 2002

Mr. Henry J. Boucher, Jr., President
Ponca Acquisition, Inc.
5 Wicks Lane
Wilton, CT  06897

Re:      Ponca Acquisition Corporation

Dear Mr. Boucher:

This correspondence shall confirm that the fiscal year was to be based upon the calendar yar-end and not any other dates as may show up in the Bylaws or other documents. Unfortunately, that was a scrivener-s error, which was not detected until your accountant identified same. We would recommend that you make the necessary changes to the Bylaws and related documents, as that was my intent and understanding at the time that we established this company.


Sincerely,



/s/Peter R. Goss
-------------------
Peter R. Goss